Exhibit 99.1

Aether Global Innovations Corp. Announces Resignation of

its Chief Financial Officer

Vancouver, B.C. – August 9, 2024 – Aether Global Innovations Corp.  (CSE: AETH) (OTCQB: AETHF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global”, “AETH”, or the “Company”), a drone management and automation company, announced today the resignation of its Chief Financial Officer, Miss Karen Mae Parrin.

Aether Global is sad to say farewell to Karen Mae Parrin, who had stepped in as CFO to help with the Company as it went through its streamlining and rebranding earlier last year. Karen was a great addition to the team, and she will be sorely missed.

“We look forward to identifying a new CFO and would like to thank Karen for her efforts as a valuable member of the Company’s Management team over the past 12 months. We wish Karen continued success in her future endeavours” stated Douglas Smith, Chairman of the Board.

The company has started an active search to fill the CFO vacancy.

About Aether Global Innovations Corp.

Aether Global Innovations Corp. is an innovative UAV and drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

ON BEHALF OF THE BOARD OF DIRECTORS

Douglas Smith, Chairman of the Board

Aether Global Innovations Corp.

info@aethergic.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.